Prospectus Supplement No. 15 (to Prospectus dated May 3, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-278676

Core Scientific, Inc.
10,795,751 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated May 3, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-278676). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on August 19, 2024 (the “Current Report”), which is attached to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale of (i) up to 10,735,143 shares (the “Bitmain Shares”) of our common stock, $0.00001 per share (the “Common Stock”), by Tospring Technology Limited (“Bitmain”) and (ii) up to 60,608 shares of our Common Stock (the “OGE Settlement Shares” and, together with the Bitmain Shares, the “Shares”) by certain holders of our Old Convertible Notes (as defined in the Prospectus) (the “AHG Selling Stockholders” and, together with Bitmain, the “Selling Stockholders”). The Shares included in this prospectus consist of shares of Common Stock that we have issued to the Selling Stockholders pursuant to (i) an asset purchase agreement, dated as of September 5, 2023 by and between Bitmain Technologies Delaware Limited, as vendor and Core Scientific, Inc., as purchaser and (ii) an order entered by the Bankruptcy Court (as defined in the Prospectus) on January 24, 2024.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, Tranche 1 Warrants (as defined in the Prospectus) and Tranche 2 Warrants (as defined in the Prospectus) are listed on the Nasdaq Global Select Market under the symbols “CORZ,” “CORZW,” and “CORZZ,” respectively. On August 16, 2024, the last reported sales prices of our Common Stock, Tranche 1 Warrants and Tranche 2 Warrants were $10.09, $5.17 and $10.07, respectively.

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful of complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 19, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 13, 2024

Core Scientific, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40046	86-1243837
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

838 Walker Road, Suite 21-2105 Dover, Delaware	19904
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (512) 402-5233

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	CORZ	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $6.81 per share	CORZW	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $0.01 per share	CORZZ	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.

On August 19, 2024, Core Scientific, Inc. (the “Company”) completed its previously announced private offering (the “Offering”) of $460.0 million aggregate principal amount of its 3.00% Convertible Senior Notes due 2029 (the “Notes”), which includes the exercise in full of the initial purchasers’ option to purchase up to an additional $60.0 million aggregate principal amount of Notes. The Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of August 19, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”).

The Notes will accrue interest at a rate of 3.00% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2025. The Notes will mature on September 1, 2029, unless earlier converted, redeemed or repurchased by the Company. Noteholders may convert their Notes at their option only in the following circumstances: (i) during any calendar quarter (and only during such calendar quarter) commencing after the calendar quarter ending on December 31, 2024, if the last reported sale price per share of the Company’s common stock, $0.00001 par value per share (the “Common Stock”), exceeds 130% of the conversion price for each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (ii) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the “Measurement Period”) if the trading price per $1,000 principal amount of Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price per share of the Common Stock on such trading day and the conversion rate on such trading day; (iii) upon the occurrence of certain corporate events or distributions on the Common Stock, as described in the Indenture; (iv) if the Company calls any Notes for redemption; and (v) at any time from, and including, June 1, 2029 until the close of business on the scheduled trading day immediately before the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election, based on the applicable conversion rate(s). The initial conversion rate is 90.9256 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $11.00 per share of Common Stock. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a “Make-Whole Fundamental Change” (as defined in the Indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at the Company’s option at any time, and from time to time, on or after September 7, 2027 and on or before the 20th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if certain liquidity conditions are satisfied and the last reported sale price per share of the Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (2) the trading day immediately before the date the Company sends such notice. However, the Company may not redeem less than all of the outstanding Notes unless at least $100.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time the Company sends the related redemption notice. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption.

If a “Fundamental Change” (as defined in the Indenture) occurs, then, subject to a limited exception for certain cash mergers, noteholders may require the Company to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Common Stock.

The Notes have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to convert a Note in accordance with the Indenture upon exercise of the conversion right with respect thereto; (iv) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (vi) certain defaults by the Company or any of its “Significant Subsidiaries” (as defined in the Indenture) with respect to indebtedness for borrowed money of at least $25,000,000; (vii) the rendering of certain judgments against the Company or any of its Significant Subsidiaries for the payment of at least $25,000,000, where such judgments are not discharged or stayed within 60 days after date on which the right to appeal has expired or on which all rights to appeal have been extinguished; and (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its Significant Subsidiaries.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a Significant Subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Notes for up to 365 days at a specified rate per annum equal to 0.25% of the principal amount thereof for the first 180 days on which special interest accrues and, thereafter, at a rate per annum equal to 0.50% of the principal amount thereof.

The Company estimates that the net proceeds from the Offering will be approximately $445.0 million, after deducting the initial purchasers’ discounts and commissions and the Company’s estimated offering expenses. The Company used approximately $61.2 million of the net proceeds from the Offering to repay in full the outstanding loans under the Company’s credit and guaranty agreement entered into on January 23, 2024 and approximately $150.0 million of the net proceeds from the Offering to redeem all of the outstanding 12.50% Secured Notes due 2028 (the “Secured Notes”), in each case excluding accrued but unpaid interest. The Company intends to use the remaining net proceeds from the Offering for general corporate purposes, including working capital, operating expenses, capital expenditures, acquisitions of complementary businesses, or other repurchases of its securities.

The above description of the Indenture and the Notes is a summary and is not complete. A copy of the Indenture and the form of the certificate representing the Notes are filed as Exhibits 4.1 and 4.2, respectively, to this Current Report on Form 8-K, and the above summary is qualified by reference to the terms of the Indenture and the Notes set forth in such Exhibits.

Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth in Item 1.01 above is incorporated by reference into this Item 2.03.

Item 3.02    Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 above is incorporated by reference into this Item 3.02. The Notes were issued to the initial purchasers in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), in transactions not involving any public offering. The Notes were resold by the initial purchasers to persons whom the initial purchasers reasonably believe are “qualified institutional buyers,” as defined in, and in accordance with, Rule 144A under the Securities Act. The Company relied on these exemptions from registration based in part on representations made by the initial purchasers in the Purchase Agreement dated August 13, 2024 by and among the Company and the initial purchasers.

The Notes and the shares of Common Stock issuable upon conversion of the Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any shares of the Common Stock that may be issued upon conversion of the Notes will be issued in transactions anticipated to be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof because no commission or other remuneration is expected to be paid in connection with conversion of the Notes and any resulting issuance of shares of Common Stock. Initially, a maximum of 54,373,518 shares of Common Stock may be issued upon conversion of the Notes based on the initial maximum conversion rate of 118.2033 shares of Common Stock per $1,000 principal amount of Notes, which is subject to customary anti-dilution adjustment provisions.
Item 8.01    Other Events.

Press Releases

On August 13, 2024, the Company issued a press release announcing the proposed Offering. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On August 14, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the redemption notice is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Redemption of the Secured Notes

On August 19, 2024, the Company issued a redemption notice for the Secured Notes with a redemption date of September 3, 2024.
Item 9.01    Financial Statement and Exhibits
(d) Exhibits:

Exhibit No.	Description

4.1	Indenture, dated as of August 19, 2024, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee.
4.2	Form of Global Note, representing the Company’s 3.00% Convertible Senior Notes due 2029 (included as Exhibit A to the Indenture filed as Exhibit 4.1).
99.1	Press release entitled “Core Scientific Announces Proposed Convertible Senior Notes Offering,” dated August 13, 2024.
99.2	Press release entitled “Core Scientific Prices Upsized $400 Million Convertible Senior Notes Offering,” dated August 14, 2024.
99.3	Notice of Full Redemption of 12.50% Secured Notes due 2028
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core Scientific, Inc.

Dated: August 19, 2024

	By:	/s/ Todd M. DuChene
	Name:	Todd M. DuChene
	Title:	Chief Legal Officer and Chief Administrative Officer